February 9, 2006

Mail Stop 4561

Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: PaperFree Medical Solutions, Inc.
> Form 10-KSB for the Fiscal Year Ended February 28, 2005
> Form 10-KSB/A for the Fiscal Year Ended February 28, 2005
> Form 10-QSB for the Fiscal Quarter Ended May 31, 2005
> Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005
> Form 10-QSB for the Fiscal Quarter Ended August 31, 2005
> File No. 333-86706

Dear Ms. Van Doorn and Mr. Thomas Flinn:

We are in receipt of your letter of January 30, 2006 and reply as follows. Note, we will be filing an amended form 10-KSB and 10-KSB/A as requested in due course after our Independent Registered Public Accounting Firm has reviewed our amended filing.

Form 10-KSB/A for the Fiscal Year Ended February 28, 2005

Item 7 Financial Statements

Report of Independent Registered Public Accounting Firm

1. We will file an amendment to our previously filed Form 10-KSB/A to include the redrafted auditors report containing a reference to the period from inception in the Registered Public Accounting Firms report, as provided by our Accountants.

Note 6 – Acquisition and Abandonment of Crown Medical, Systems, Inc (Delaware)

2. *Your letter mentioned the affiliations of several board of directors and Crown Medical Systems.*

PAPERFREE MEDICAL SOLUTIONS, INC.

Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 2

Table of Affiliated Parties

| Director | Affiliated with | | Sitting Director | | | | |
	Crown Delaware PRIVATE	Crown Nevada PaperFree	Feb. 04 10K	Sept 04 Transaction date	Feb. 05 10QSB	May 05 10Q	Aug 05 10Q
William L Sklar	consultant	YES	X	X	X	X	X
G. Paul Marshall	NO	YES	X				
Darlene Cox	YES	NO	X				
Brian Knight	YES	NO	X	VP marketing NOT a director	No position		
James Sterling	YES	NO	X				
David L. Bailey	NO	YES		X	X	X	X
Richard J. Paver	NO	YES		X	X	X	X
Crawford Shaw	NO	YES		X	X	X	
T. Marshall Wilde	NO	YES					X
Ronald Cole Jr.							X

Mr Brian. Knight is the only individual affiliated with both companies after the aborted merger. He briefly served as VP Marketing for PaperFree. Mr. William L Sklar was a consultant to the Private company and received consulting fees from Crown Delaware the private Company.

Your letter asked for clarification why the acquisition of Crown Medical Systems was not determined to be a reverse acquisition, in light of certain facts cited in your letter.

The acquisition was not considered a reverse acquisition because the acquisition was determined to have not occurred. Crown Delaware, the Target company, was determined to not be auditable. Crown Delaware was not able to provide the Registrant with complete accounting records. This was determined after the share exchange between Crown Delaware and Crown Nevada, now known as Paperfree. Paperfree escheated the shares of Crown Delaware back to the state of Delaware, but did not cause the shares of Paperfree issued to the Crown Delaware shareholders to be returned. Our conclusion based on these circumstances was there was no acquisition. There was a change of control for the shares issued by Paperfree to the Crown Delaware shareholders.

Your letter you asked for "the identification of the owners of Crown Medical Systems and how many of the preferred shares of PaperFree each received in the September 1, 2004 transaction."

The listing is attached as an appendix to this document.

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 3

Your letter stated "In addition clarify whether the operations of Crown Medical Systems have been included in the registrant's operating results and if so, specify for what period of time."

No operations of Crown Medical Systems (Delaware) have ever been included in the financial statements as the transaction was abandoned.

3. *Explain why you are referring to this acquisition as being abandoned when the shares issued in the transaction were not returned and it appears that the most of the board of directors were replaced by representatives of Crown Medical Systems on September 10, 2004. Also clarify how the company recorded the value of the shares issued in the transaction of $24.7 million in the financial statements. If this amount was recorded as general and administrative expenses, clarify the basis for that classification.*

We chose the word "abandoned" because we did not acquire either the assets, or goodwill of the private company known as Crown Medical Systems, Inc (Delaware). On the advice of our professional advisors we did not recall the shares that had been previously issued to the Crown Delaware shareholders, as there was no practical means of recalling previously issued shares

As detailed above in our response to question 2, there was some overlap between the private (Delaware) and the public (Nevada, now PaperFree) companies, but the overlap ended when the decision was made to abandon the merger. The advisory board was disbanded and Mr. Brian Knight vacated his position of VP Marketing.

At the time of the abandonment, PaperFree owned the rights to a software product but was still in the development stage. We carefully considered the correct treatment for the consideration associated with the issuance of shares to the Crown Delaware shareholders. The value of the shares was measured using market activity leading up to the date the shares were issued. We determined recognition of the share value should be expensed because there were no assets or goodwill received from the Crown Delaware shareholders in exchange for their shares.

Note 12 – Warrants

4. *Your letter asked for the identity of the holders of the warrants and an explanation of why the number of the warrants and the exercise price of the warrants were not adjusted for the reverse split.*

Graham Douglas
Playas Gemelas

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 4

Puerto Vallarta
Jalisco, Mexico 48380

International Recruitment Co Ltd.
Hunkins Waterfront Plaza
P.O. Box 556, Main Street
Memorial Square
Nevis, West Indies

Paul McAteer
944 Lawrence Grassi Ridge
Canmore, Alberta T1W 2Z6, Canada

Ronald H. Cole, Jr.
72 Avenida Holanda
Conil de le Frontera, 11140
Spain

[note: The company subsequently hired Mr. Cole as an interim President. For a short period of time he served as a member of the Board of Directors.]

On July 29, 2004 we filed a registration statement on Form S-8 for the 2004 Directors, Officers and Consultants Stock Option, Stock warrant and Stock Award Plan disclosing the creation of the warrants and their terms. The warrant terms contained an anti-dilution clause. When the board approved the reverse split, the warrant holders invoked the anti-dilution clause and hence there was no adjustment of the price and number of shares for those holders following the reverse split.

Your letter asked whether the consultants were related parties to the registrant.

None of the four consultants were employees, directors or shareholders of our company at the time of issuance of the warrants.

You wrote that "It appears that the value of these warrants was recorded as consulting fees in the financial statements. Please tell us the nature of the consulting services you received in return for the warrants"?

As we indicated in the notes to the financial statements, "On August 11, 2004 the 600,000 Preferred Series A shares were issued to consultants pursuant to the Directors, Officers and Consultants stock option, stock warrant and stock award plan. Services rendered by the four consultants included an evaluation of the Company's merger and acquisition strategies; business development activities; employee relations; marketing strategy; exploration of

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 5

listing possibilities; and introduction to securities analysts and other public market participants."

Item 8A Controls and Procedures

5. *Please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Refer to Item 307 of Regulation SB and Section 13(a) of the Exchange Act Rules..*

Item 8A has been revised to provide our conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Note 2 – Purchase of KMS Computer Services

6. *Please explain to us the factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price. Refer to paragraphs 39 and A14 and SFAS 141. Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.*

The purchase price was arrived at following extended arms length negotiations between the vendor and the Registrant. The agreement established a price of $3,000,000 being equivalent to 2,400,000 shares using market activity leading up to the transaction date. There was a net asset deficiency of $341,944 which when added to the fair market value of the shares issued of $3,000,000 established the goodwill of $3,341,944.

Company Management reviewed the resulting goodwill figure and determined that:

- The current assets were reflective of their recoverable value and hence were at fair market value
- The long term assets, mainly furniture, fixtures and equipment shown at historical values, approximated the fair market value of the assets should we go into the used market to buy similar assets.
- The liabilities were what was due and payable and hence were the fair market value of the assets.

The Company then considered what it gained as a result of the acquisition that was not represented by the net tangible assets to assign value as follows:

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 6

- An intact cohesive workforce – valuable to PaperFree, but not eligible for separate recognition.
- The reputation as a reliable provider of medical support solutions for 15 years - a necessary credential when selling to the Physician market but not eligible for separate recognition.
- A HIPPA compliant environment, attained by the creation of procedures and verified by independent contractors – a lengthy and costly process that is not eligible for separate recognition.

Based upon all these, PaperFree viewed the excess of purchase price and liabilities assumed over tangible assets as goodwill.

PaperFree then considered recoverability and determined the cost of creating the benefits described above exceeded the price paid resulting in no immediate impairment. Recoverability has been and will be reviewed on a periodic basis.

Closing Remarks:

- the Company is responsible for the adequacy and accuracy of the disclosure in the information statement;

- staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours very truly,



William L. Sklar
Chief Financial Officer

PAPERFREE MEDICAL SOLUTIONS, INC.

Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 7

Shareholder	Address	Preferred shares
Albosta, Michael A.	Michael A. Albosta 20110 Carmelite Ct. Katy, TX 77450	33,149
Allbaugh, Kim	Kim Allbaugh 121 West Sycamore Street Kokomo, IN 46901	31,746
Anderson, Carla	Carla Anderson 121 West Sycamore Street Kokomo, IN 46901	16
Alpine Meadows	Alpine Meadows P. O. Box 222 Mountain City, TN 37683	553
Andrews, Taunya	Taunya Andrews 1102 Forest Drive Kokomo IN 46901	1,664
Andrews, David	David Andrews 121 West Sycamore Street Kokomo, IN 46901	16
Archdale, Dominic E.W.	Dominic E.W. Archdale 2802 Luciernaga Street Carlsbad, CA 92009	635
Archdale, Dominic E.W.	Dominic E.W. Archdale 2802 Luciernaga Street Carlsbad, CA 92009	331
Archibald, Margaret	Margaret Archibald PMB 212 9699 N. Hayden Rd. #108 Scottsdale, Arizona 85258	33,149
Arnold, Hugh and Arnold Yeatts, Jerry	Hugh Arnold and Jerry Arnold Yeatts 2521 Rochelle St. Durham, NC 27703	15,873
Augusta Medical Supply, Inc.	Augusta Medical Supply, Inc. 1005 Hunter Court Deerfield, IL 60015	31,746
Aurora Visions	Aurora Visions P. O. Box 222 Mountain City, TN 37683	553

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 8

Bates, H. Richard and Cheryl L.	H. Richard and Cheryl L. Bates 230 Parker Farm Road Franklin, NC 28734	3,175
Beardsley, Scott	Scott Beardsley 121 West Sycamore Street Kokomo, IN 46901	16
Beasley, Joseph O.	Joseph O. Beasley 1921 Reed Hill Dr. Windermere, FL 34786	15,873
Beck, Grabau	Grabai Becl 2033 Gateway Place San Jose, CA 95110	1,989
Becker, Irving	Irving Becker 9043 Harbor Isle Drive Windermere, FL 34786-8351	11,050
Black, Mike	Mike Black 7608 Orange Ave. Cape Canaveral, FL 32920	663
Bloom, Allison R.	Allison R. Bloom 4646 Hitchcock Road Odessa, NY 14869	794
Bloom, Tracy S.	Tracy S. Bloom 4646 Hitchcock Road Odessa, NY 14869	794
Bolinger, Deb	Deb Bolinger 121 West Sycamore Street Kokomo, IN 46901	16
Blumen, Jerry	Jerome Blumen 8029 Via Grande Boynton Beach, FL 33437	40,476
Bonvicini, Joseph L. and Joan M.	Joseph L. and Joan M. Bonvicini 2309 Mountain Spruce Street Ocoee, FL 34761	15,873
Boucher, Norman and Linda Lee	Norman and Linda Lee Boucher 115 Bel-Aire Circle Windsor Locks, CT 06096	6,349
Brewer, Paul & Holly	Paul & Holly Brewer 2613 Wingate Hill Ct. Raleigh, NC 27606	556
Bryan, Dave	Dave Bryan 1928 E. Orion Street Tempe, Arizona 85283	1,587

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 9

BWHOLE

BWHOLE
Attn: Dr. Steven L. Chamberlain
2727 N. Atlantic Ave.# 120
Daytona Beach, FL 32118-3003   4,762

Campbell, Tom

Tom Campbell
1603 W. Placita
Sin Nieve
Sahuarita, AZ 85629   1,989

Capps, Elmer E.

Elmer E. Capps
PO Box 187
Princeton, NC 27569   3,175

Cardinal, Gino

Gino Cardinal
Ste. 111
8300 Bennett Rd.
Richmond, BC V6Y1N5
Canada   33,149

Chestnutt, William J. & Jane C.

William J. and Jane C. Chesnutt
4514 Malvern Road
Durham, NC 27707   556

Chestnutt, William J. and Jane C.

William J. and Jane C. Chesnutt
4514 Malvern Road
Durham, NC 27707   6,984

Chow, Gregory H.

Gregory H. Chow
4636 Farmers Road
Honolulu, HI 96816   6,349

Cole, Brenda

Brenda Cole
3642 Mill Run
Raleigh, NC 27612   31,746

Cooper, Gary B.

Gary B. Cooper
18842 Farnham Court
Leesburg, VA 20126   47,619

Cron, Sally

Sally Cron
121 West Sycamore
Kokomo, IN 46901   16

Kiley, James M.D.

James Kiley, M.D.
315 Woodland
Kalispell, Mt. 59901   635

Koppang, Christopher

Christopher Koppang
27336 Maple Ridge Way S.E.
Maple Vally, Wa. 98038   79

Covenant Love Ministries

Covenant Love Ministries
c/o Jerry Rebrey, Overseer
PO Box 1701
Salisbury, NC 28145   1,111

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 10

Cox, Alvin E.	Alvin E. Cox 1839 Wilsons' Mills Rd Smithfield, NC 27577	6,349
Cox, Darlene	Darlene Cox 33 Lakeview Drive Old Tappan, NJ 07676	31,746
Cox, Lloyd J.	Lloyd J. Cox 695 NC 210 Hwy Smithfield, NC 27577	12,698
Crumpler, Edward E.	Edward E. Crumpler Revocable Living Trust 44 Batten Rd. Selma, NC 27576-7563	1,270
Curran, Bill	Bill Curran #134 16335 14th Ave. Surrey, BC V4A1H2 Canada	552
Curts & Associates, Inc.	Curts & Associates, Inc. 4000 N. Meridian Indianapolis, IN 46208	31,746
Cybalski, Venny	Venny Cybalski 402 Hagen Ct. Waterloo, Ontario N2K4A8 Canada	2,210
D&S Holdings, LLC	D&S Holdings, LLC Attn: David Parker P. O. Box 512 Brandon, FL 33509	754
Danko, Joe	Joe Danko 10112 Shortwood Lane Orlando, FL 32836	442
Daugherty, Stephen D.	Stephen D. Daugherty 1117 Oak Grove Drive Knightdale, NC 27545-9299	1,587
DeRemer, R.J.	R.J. DeRemer, Jr. 115119 Riverview Drive Houston, TX 77077	2,762
DeRemer, R.J. Jr.	R.J. DeRemer, Jr. 115119 Riverview Drive Houston, TX 77077	1,587
Deshotels, Johnny	Johnny Deshotels 13 N. Highland Crt. Woodlands, TX 77381	13,812

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 11

Deshotels, Johnny	Johnny Deshotels 13 N. Highland Crt. Woodlands, TX 77381	3,175
Dillard, J. Bruce	J. Bruce Dillard 3227 Warwick Dr. Raleigh, NC 27606	3,175
Dohner, Kathleen	Kathleen Dohner 14126 Sandfield Dr Houston, TX 77077-1417	519
Dohner, Lloyd	Lloyd Dohner 14126 Sandfield Dr Houston, TX 77077-1417	10,729
Dohner, Lloyd	Lloyd Dohner 14126 Sandfield Dr Houston, TX 77077-1417	33,149
Erickson, Monique	Monique Erickson 121 West Sycamore Street Kokomo, IN 46901	48
Erickson, Tara	Tara Erickson 121 West Sycamore Street Kokomo, IN 46901	16
Evans, Jack	John B. Evans II Three Riverway, # 120 Houston, TX 77056-1954	1,105
Farms, Brantley	Brantley Farms 7162 Aldoph Rd. Bailey, NC 27807	7,619
First Altrans Corp.	First Altrans Corp. c/o Mary O. Reynolds PO Box 612 Montour Falls, NY 14865	19,841
Fisher, Jacob	Jacob Fisher 23014 Benbury Katy, TX 77450	497
Fivecoate, Harry	Harry Fivecoat P. O. Box 912 Kokomo, IN 46903	110
Fivecoate, Kris	Kris Fivecoate 121 West Sycamore Street Kokomo, IN 46901	476
Fivecoate, Mike	Mike Fivecoate 1780 Cowan Dr. Titusville, FL 32796	442

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 12

Fivecoate, Leonard

Leonard Fivecoate
1780 Cowan Drive
Titusville, FL 32796   1,105

Fivecoate, Todd

Todd Fivecoate
121 West Sycamore Street
Kokomo, IN 46901   32

Fivecoate, Troy

Troy Fivecoate
727 East 600 N
Kokomo, IN 46901   221

Flythe, Laura & Christopher

Laura & Christopher Flythe
185 Lumina Place
Holly Springs, NC 27540   556

Ford, Keristen

Ford Keristen
121 West Sycamore Street
Kokomo, IN 46901   16

Fridley, Sheri

Sheri Fridley
121 West Sycamore Street
Kokomo, IN 46901   8

Frazier, Kim

Kim Frazier
121 West Sycamore Street
Kokomo, IN 46901   8

Gasiorowski, Henry C. and Michele E.

Henry C. and Michele E. Gasiorowski
40 West Elm Street
Greenwich, CT 06830   33,333

Gasiorowski, John S. and Elizabeth D.

John S. and Elizabeth D. Gasiorowski
2121 Richardson Road
Apex, NC 27502   114,286

Global Missions

Global Missions
P. O. Box 896
Youngsville, NC 27596   57,967

Goldberg, Marty

Marty Goldberg
21157 Ormond Ct.
Boca Raton, FL 33433   27,624

Grossman, Cliff

Cliff Grossman
1602 Alton Road, Suite 103
Miami Beach, FL 33139   33,149

Grossman, Mario

Mario Grossman
5326 Valverde
Houston TX 77056   331

Gugliluzza, Amanda

Amanda Gugliluzza
121 West Sycamore Street
Kokomo, IN 46901   32

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 13

Hall, Ashley

Ashley Hall
121 West Sycamore Street
Kokomo, IN 46901   16

Halla, Hellna

Hellna Halla
688 Florida Ave., Apt. #4
Pittsburgh, PA 15228-2035   1,657

Hammell, John Christopher

John Christopher Hammell
556 Boundary Bay
Point Roberts, WA 98281   6,349

Harris, Jimmy

Jimmy Harris
3805 Lake Foest Drive
Tyler, TX 75707   2,431

Hemphill, Tracey

Tracey Hemphill
23024 Benbury
Katy,TX 77450   1,657

Henry, Chris

Chris Henry
2316 S. US 421
Zionsville, IN 46077   1,105

Henson, Ja

Ja Henson
121 West Sycamore Street
Kokomo, IN 46901   48

Hermits of the Divine Will

Hermits of the Divine Will
Anthony Kirby, Overseer
140 McCurdy Trail
Ligonier, PA 15658   1,587

Hinton, Danny Kevin

Danny Kevin Hinton
8087 NC 222
WestKenly, NC 27542   6,349

Hodson, Terry

Terry Hodson
12426 23rd Avenue
Surrey, BC V4A2C4
Canada   884

Holt, Alice L.

Alice L. Holt
5616 Walker's Farm Road
Hillsborough, NC 27278   9,881

Howard, Steve E.

Steve E. Howard
8110 Redlands St., Apt. 204
Playa Del Rey, CA 90293   3,413

Huston, Jason

Jason Huston
4913 Chickadee Drive
Lafayette, IN 47909   1,842

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 14

Huston, John

John Huston
40 Huntington Way
Lafayette, IN 47909 — 553

Huston, Steve

Steve Huston
783 Hunters Trail
Kokomo, IN 46901 — 553

Jackson, Graham

Graham Jackson
1868 Westminister Ave.
Port Coquitlan, BC V3B1E2
Canada — 552

Jennings, Mark

Dr. Mark Jennings
P. O. Box 585
Daleville, IN 47334 — 31,746

Jennings, Mark and Sonja

Mark and Sonja Jennings
P. O. Box 585
Daleville, IN 47334 — 162,698

Jewell, Danny

Danny Jewell
121 West Sycamore Street
Kokomo, IN 46901 — 635

Johnson, David

David Johnson
6826 Mill Stream Rd.
Ocoee, FL 34761 — 24,683

Jones, Kathleen A. and Francis R.

Kathleen A. and Francis R. Jones
Revocable Living Trust
1528 Shenandoah Pkwy
Chesapeake, VA 23320 — 2,381

Jurkovac, Richard P.

Richard P. Jurkovac
4757 Atlanta Court
Jacksonville, FL 32210-7901 — 397

Jurkovac, Rick

Richard P. Jurkovac
4757 Atlanta Court
Jacksonville, FL 32210-7901 — 3,370

Kelly, Maple

Maple Kelly
121 West Sycamore Street
Kokomo, IN 46901 — 48

Kennedy, Richard A. and West, Linda

Richard A. Kennedy and Linda West
1942 Oak Ridge Dr
.Charleston, WV 25311 — 28,571

Kiley, James M.D.

James Kiley, M.D.
315 Woodland
Kalispell, Mt. 59901 — 635

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 15

Kenny, Charles Jr.

Charles Kenny, Jr.
8001 Adams Road
Lafayett, IN 47905   15,873

Kilpatrick, Sheila K.

Sheila K. Kilpatrick
6201 Hwy 64 East
Pittsboro, NC 27312   2,222

Kirk, Donna L.

Donna L. Kirk
7434 Foxwerth Drive
Wilmington, NC 28411   1,564

Kirk, Laura

Laura Kirk
121 West Sycamore Street
Kokomo, IN 46901   8

Knight, Brian

Brian Knight
106 Shadow Bend Lane
Cary, NC 27511   23,810

Knowles, Robert

Robert Knowles
5540 McNeely Drive
Suite 201
Raleigh, NC 27612   1,587

Koppang, Christopher

Christopher Koppang
27336 Maple Ridge Way S.E.
Maple Vally, Wa. 98038   79

Koppang, Thomas A. and Judy L.

Thomas A. and Judy L. Koppang
5539 E. Evergreen
Mesa, AZ 85205   31,746

Kovach, Robert

Robert Kovach
5800 Waterford Valley Cresent
Apt # 935
Raleigh, NC 27612   3,492

Kreer, James R. and Sandara L.

James R. and Sandara L. Kreer
680 Canal Court
Satellite Beach, FL 32937   27,778

Kreer, Jane G.

Jane G. Kreer
307 Canyon Road
Winchester, VA 22602   794

Lambert, Thomas

Thomas Lambert
2008 Misty Fog Court
Raleigh, NC 27603   635

Langford, David F.

David F. Langford
1116 Kimberly Drive
Raleigh, NC 27609   31,825

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 16

Laurasset, Ltd	Laurasset, Ltd 8 Caracciolo Ave. Arima, Trinidad and Tobago	63,492
Lee, Leon M.	Leon M. Lee 19 Bank Street Bordentown, NJ 08505	6,349
Lenz, Kenneth R. and Carol E.	Kenneth R. and Carol E. Lenz 5000 Deerbrook Dr. Pleasant Garden, NC 27313	1,191
Lewis, Joseph Isaac	Joseph Isaac Lewis 9309 Wakefield Oak Grove Dr. Zebulon, NC 27597	46,825
Lindstrom, Frank	John F. Lindstrom, III 1740 Technology Dr., #550 San Jose, CA 95110	3,315
Lindstrom, III, John F.	John F. Lindstrom, III 1740 Technology Dr., #550 San Jose, CA 95110	1,587
Lindstrom, John F. III	John F. Lindstrom, III 1812 Sand Hill Rd., Apt. 401 Palo alto, CA 94304	3,175
Lofrano, Michael J. and Minerva R.	Michael J. and Minerva R. Lofrano NLP Awarness Center PO Box 423 Toms River, NJ 08754-0423	3,968
Lopez, Luis	Luis Lopez 12637 Sun Spirit El Paso, TX 79936	31,746
Ludale Enterprises, Inc.	Ludale Enterprises, Inc. 441 Valenci a Avenue Suite # 203Coral Gables, FL 33134	3,175
MacDonald, JR		2,210
Macy, John R. and Marjorie M.	John R. and Marjorie M. Macy 2 West Sahuaro Vista Drive Tucson, AZ 85704	47,619

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 17

Management Systems International, LLC

Management Systems International, LLC
c/o James A. Sterling
6724 Amposta Drive
El Paso, TX 79912   555,556

Marshall, Bobette

Bobette Marshall
121 West Sycamore Street
Kokomo, IN 46901   16

Maxson, Michael

Michael Maxson
7079 High Meadow Dr
.Matthews, NC 28104-9533   31,746

Miller, Larry

Larry Miller
108 Scots Fir Lane
Cary, NC 27511   635

Minicozzi, Joseph

Joseph Minicozzi
19 Jarvis Street
Huntington, NY 11743   6,429

McCale, James Sean

James Sean McCale
4896 Minas Drive
San Jose, CA 95136   7,937

McGowan, Charles

Charles McGowan
6015 Winsome #65
Houston, TX 77057   486

McPherson, James R. & Michelle B.

James R. & Michelle B. McPherson
3801 Grandbridge Drive
Apex, NC 27539   556

Mendoza, Elizabeth

Elizabeth Mendoza
8015 Williamette
El Paso, TX 79907   31,746

Ming, Richard

Richard & James L. Ming
2028 Mount Olympus Dr.
Los Angeles, CA 90046   1,768

MJK Consolidated Enterprises, LLC

MJK Consolidated Enterprises, LLC
c/o Brian D. Knight
106 Shadow Bend Lane
Cary, NC 27511   555,556

Moddrell, Chester L.

Chester L. Moddrell
1308 Stacy #90
San Francisco, TX 78666   1,657

Moore, Jack

Jack Moore
5445 Milkwood Lane
Las Vegas , NV 89129   630

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 18

Mountaineer Traks	Global Missions P. O. Box 896 Youngsville, NC 27596	1,105
Mueller, Mark S.	Mark S. Mueller 2720 Masters Drive League City, TX 77573-4471	476
Muldoon, Colin	Colin Muldoon 1007 High Lake Ct. Raleigh, NC 27606	7,937
Munyon, Dorothy J.	Dorothy J. Munyon 10 Pier Pointe New Bern, NC 28562	3,492
Munyon, Ronald Martin	Ronald Martin Munyon 2000 Hydes Corner New Bern, NC 28562	16,349
Munyon, Ronald Martin	Ronald Martin Munyon 2000 Hydes Corner New Bern, NC 28562	2,778
Munyon, Ronald Martin	Ronald Martin Munyon 2000 Hydes Corner New Bern, NC 28562	76,680
Nacouzi, Vincent & Michelle	Vincent & Michelle Nacouzi 7209 Catamount Ct. Raleigh, NC 27615	1,111
Nasuti, Linda	Linda Nasuti 8910 Crystal Fountain Rd. Emmittsburg, MD 21727	1,587
Nisbett, Sgt. Jack	Sgt. Jack Nisbett 3360 198-A St. Langley, BC V3A7Y9 Canada	4,603
Oyster Creek	Oyster Creek P. O. Box 222 Mountain City, TN 37683	553
Parker, David and Shari-Lynn	Davishar Financial, LLC P. O. Box 512 Brandon, FL 33509	39,683
Parson, Stephanie A.	Stephanie A. Parson 12065 Rebecca's Run Drive Winter Garden, FL 34787	1,587

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 19

Pawlowski, Tim

Tim Pawlowski
10 Parsons Court
Kitchener, Ontario N2N2YB
Canada 4,324

Pawlowski, Tim

Tim Pawlowski
10 Parsons Court
Kitchener, Ontario N2N2YB
Canada 47,619

Peele, Louis

Louis Peele
PO Box 815
Kenly, NC 27542 952

Peterson, Bill

Bill E. Peterson
4710 Arrowhead Lake Dr.
Missouri City, TX 77459 2,541

Peterson, Bill E.

Bill E. Peterson
4710 Arrowhead Lake Dr.
Missouri City, TX 77459 952

Phillips, Gail M. and John S.

Gail M. and John S. Phillips
11911 SW 107
CourtMiami, FL 33176 159

Phillips, Michael D.

Michael D. Phillips
704 Trail One
Burlington, NC 27215-6242 19,048

Pugh, James E. Jr.

James E. Pugh, Jr.
4232 Kingwsood Road
Charlotte, NC 28226 22,222

Purvis, Kevin

Kevin Purvis
121 West Sycamore Street
Kokomo, IN 46901 2,381

Radenberg, Karen R.

Karen R. Radenberg
4647 Hitchcock Road
Odessa, NY 14869 8,492

Radenberg, Karen R.

Karen R. Radenberg
4647 Hitchcock Road
Odessa, NY 14869 1,587

Radenberg, Robert E.

Robert E. Radenberg
4647 Hitchcock Road
Odessa, NY 14869 3,968

Rainbow Investments, LLC

Rainbow Investments, LLC
538 W. Market Street
Smithfield, NC 27577 7,619

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 20

Rebrey, Jerry M. and Eunice E.	Jerry M. and Eunice E. Rebrey 521 Mahaley Ave. Salisbury, NC 28144	31,746
Reed, Karen	Karen Reed 121 West Sycamore Street Kokomo, IN 46901	16
Reynolds, Mary O.	Mary O. Reynolds PO Box 612 Montour Falls, NY 14865	794
Reynolds, William D.	William D. Reynolds 5539 Hamstead Crossings Dr. Raleigh, NC 27612	47,698
Reynolds, William D.	William D. Reynolds 5539 Hamstead Crossings Dr. Raleigh, NC 27612	556
Rich, Mary Lou	Mary Lou Rich 5241 N. 450E Kokomo, IN 46901	166
Rich, Nate	Nate Rich 4364 W. 300 N Kokomo IN 46901	304
Roberts, Harry Millard	Harry Millard Roberts 4326 Corbett Ridge Road Mebane, NC 27302	6,349
Michael Russo	Michael Russo 4 Cutter Ct. W. Islit, NY 11795	6,349
Sabo, Scott	Scott Sabo 1705 Tierney Drive Waunakee, Wisconsin 53597	2,778
Sabo, Steve L.	Steve Sabo 1026 Essex Forest Drive Cary, NC 27511	1,333
Sabo, Steve L.	Steve Sabo 1026 Essex Forest Drive Cary, NC 27511	31,746
Santillo, Michael L.	Michael L. Santillo 11559 N. Kriscott Court Oro Valley, AZ 85737	12,698
Scherger, John G.	John G. Scherger 1011 Birchwood Drive Kokomo, IN 46901	159

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 21

Scherich, Henry	Henry Scherich 11 Barrington Place Durham, NC 27705	6,349
Scherich, Henry	Henry Scherich 11 Barrington Place Durham, NC 27705	1,111
Schmitt, Thomas N.	Thomas N. Schmitt 102 Low Gap Rd. Lakemont, GA 30552	3,175
Schmitt, Thomas N.	Thomas N. Schmitt Soil Dynamics Corporation PO Box 146 Clayton, GA 30525	159
Schneider, Edward A. and Brenda B.	Edward A. and Brenda B. Schneider 2670 Reedy Prong Church Rd. Newton Grove, NC 28366	6,349
Seidelhuber Properties, LLC II	Seidelhuber Properties, LLC II c/o Michael Seidelhuber 23679 Bernhardt Street Hayward, CA 94545	1,587
Seidelhuber, Mike	Michael Seidelhuber 23679 Bernhardt St. Hayward, CA 94545	1,989
Shaffer, Nick	Nick Shaffer 121 West Sycamore Street Kokomo, IN 46901	16
Shelby, Craig	Craig Shelby 7742 W. Villa Rita Dr. Glendale, AZ 85308	4,365
Sistrunk, Thomas M.	Thomas M. Sistrunk 4111 Westcity Court # 137 El Paso, TX 79902	23,810
Sistrunk, Preston	Preston Sistrunk 2808 Darwin Street Kilgore, TX 75662	2,431
Sklar, Marilyn	Marilyn Sklar 513 Roselawn Avenue Toronto, ON Canada M5N 1K2	2,222

PAPERFREE MEDICAL SOLUTIONS, INC.

Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 22

Sklar, William L.

William L. Sklar
513 Roselawn Avenue
Toronto, ON
M5N 1K2
Canada   214,286

Smith, Mrs. Arthur E.

Mrs. Arthur E. Smith
3086 Silk Hope / Gum Springs Rd
Pittsboro, NC 27312   23,810

Snowshoe Outfitters

Global Missions
P. O. Box 896
Youngsville, NC 27596   1,105

Solo Enterprises

Solo Enterprises
33861-B Calle La Prima
VeraDana Point, CA 92629
Attn: Manager   56

Solomon Enterprises

Solomon Enterprises
33861-B Calle La Prima Vera
Dana Point, CA 92629   635

Stallings, M.L.

M.L. Stallings
PO Box 1374
Smithfield, NC 27577   635

Stanley, Bobby H.

Bobby H. Stanley
PO Box 1752
Smithfield, NC 27577   86,508

Starling International Overseas, Ltd.

Starling International Overseas, Ltd.
c/o Landmark Management, Inc
.Phillippe Bassai
B.P. 16717
Avenue de la Costa
Monaco, MC 98004   31,746

Sterling, James

James Sterling
6724 Amposta Drive
El Paso, TX 79912   23,810

Stefaniuk, Jerry

Jerry Stefaniuk
3837 Hamber Place
N. Vancouver, BC Z7G2K2
Canada   3,867

Stone, Tony R.

Tony R. Stone
PO Box 250
Bailey, NC 27805   635

Surfside Supply

Global Missions
P. O. Box 896
Youngsville, NC 27596   1,105

PAPERFREE MEDICAL SOLUTIONS, INC.

Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 23

Swinford, Charles W. and Helen M.	Charles W. and Helen M. Swinford 5504 Walker Farm Rd. Hillsborough, NC 27278-9764	12,698
Talltree Land Company	Talltree Land Company 2000-390 Bay Street Toronto, Ont. M5H3V5 Canada	31,746
Thal, Larry	Larry Thal 1107 West 47th Vancouver BC Canada V6M263	3,175
Thal, Larry	Larry Thal 1107 West 47th Vancouver BC Canada V6M263	44,972
The Nigam Trust DTD 04/078/1998	The Nigam Trust DTD 04/078/1998 Ashok K. & Sunita Nigam 1530 Meadow Glen Way San Jose, CA 95121	3,175
Thompson, Joseph M.	Joseph M. Thompson 9520 Penny Rd. Raleigh, NC 27606	95,238
Thunder Bay Holdings	Thunder Bay Holdings 3551 N. Wesleyan Blvd. Rocky Mount, NC 27804	6,349
UBA Enterprises, Inc.	UBA Enterprises, Inc. PO Box 250 Middlesex, NC 27557	43,175
Uncle Don's Partnership	Uncle Don's Partnership 952 N. Clay St. Frankfort, IN 46041	2,652
Union Station	Union Station P. O. Box 222 Mountain City, TN 37683	553
Utecht, Hildergard	Hildergard Utecht 6706 Paseo del Vista La Costa, CA 92009	110
W. Paul Brewer III	W. Paul Brewer III 2613 Wingate Hill Court Raleigh, NC 27606	1,667
Walker, Brian Patrick	Brian Patrick Walker 4644 Jones Sausage Road Garner, NC 27529	1,587

PAPERFREE MEDICAL SOLUTIONS, INC.
Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 24

Wang, Tai-Jane	Tai-Jane Wang 3627 keystone Ave. # 1 Los Angeles, CA 90034	442
Wang, Tai-Jane	Tai-Jane Wang 3627 keystone Ave. # 1 Los Angeles, CA 90034	794
Wayt, Jerry S. and Ann L.	Jerry S. and Ann L. Way 860 Showers Lane Martinsburg, WV 25401	579,476
Webarea, Inc.	Webarea, Inc. 717 Crescent Dr. PO Box 3027 Smithfield, NC 27577	3,175
White, Anna & Web	Anna & Web White 8024 Holly Springs Rd. Raleigh, NC 27606	556
Wilde, T. Marshall	T. Marshall Wilde 55 Lombard Street Suite 209 Toronto, Ontario M5C2R7 Canada	2,222
Williams, Renee	Renee Williams 2485 E. 100 W Kokomo, IN 46901	1,989
Williams, Ted	Ted Williams 2485 E. 100 W Kokomo, IN 46901	185
Willis, Gwen	Gwen Willis PO Box 271 El Campo, TX 77437	221
Willis, Karen	Karen Willis 121 West Sycamore Street Kokomo, IN 46901	48
Winkleman, Linda	Linda Winkleman 1605 Kurtis Ln Tipton, IN 46072	110
Winter, Craig W.	Craig W. Winter 39 Bucklend St.# 14223 Manchester, CT 06040	6,349
Zinsky, Kenneth Eugene	Kenneth Eugene Zinsky 6 Silverberry Place Albany, NY 12211	1,130

PaperFree Medical Solutions, Inc.

Ms. Linda van Doorn, Mail Stop 4561
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006
Page 25

Zollman, Jeffrey

Jeffrey Zollman
2552 Shannon Ln.
Kokomo, IN 46901

55

4,396,825